June 6, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: Registration Statement on Form F-4 (Registration No. 333-259743)

To whom it may concern:

         Reference is made to the above-referenced registration statement (the Registration
Statement   ) of TH International Limited (the    Issuer   ) under the
Securities Act of 1933, as
amended (the    Securities Act   ) with respect to a proposed business
combination involving a
merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies (the
   Transaction   ). The Registration Statement has not yet been declared
effective as of the date of
this letter.

        This letter is to advise you that, effective as of June 6, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the
Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A or
(B) for which
consent is required under Section 7 of the Securities Act) with respect to the Transaction.

        Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the
Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as
amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of
Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                                   Sincerely,

                                                   UBS Securities LLC


                                                   By:
                                                          Name: Carlos Alvarez
                                                          Title: Managing
Director

                                                   By:
                                                          Name: JJohn
                                                                  ohn Delga
                                                                      Delgado
                                                          Title: Director
 cc:   TH International Limited
      Ms. Tatanisha Meadows, Staff Accountant
      Mr. Adam Phippen, Staff Accountant
      Mr. Brian Fetterolf, Staff Attorney
      Ms. Lilyanna Peyser, Staff Attorney